Exhibit 1.01
COOPER COMPANIES, INC.
CONFLICT MINERALS REPORT
For the year ended December 31, 2022
Introduction
This Conflict Minerals Report (the “Report”) is filed by The Cooper Companies, Inc. ( “Cooper”, “we”, or the “Company”) for the year ended December 31, 2022 pursuant to Rule 13p-1 (“Rule 13p-1”) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Form SD. The scope of the Report includes our consolidated subsidiaries and all applicable products, except those products related to SynergEyes, Inc. which was acquired during the reporting period.
Unless otherwise defined herein, terms used in the Report are as defined in Rule 13p-1 and Form SD. As permitted by Rule 13p-1 and Form SD, and pursuant to the guidance provided by the staff of the Securities and Exchange Commission (the “SEC”), this Report does not include an independent private sector audit of the Report.
Company Overview
Cooper is a global medical device company which operates through two business units, CooperVision, Inc. (“CooperVision”) and CooperSurgical, Inc. (“CooperSurgical, Inc.”)
CooperVision is a global manufacturer providing products for contact lens wearers. CooperVision develops, manufactures and markets a broad range of single-use, two-week and monthly contact lenses, featuring advanced materials and optics. CooperVision designs its products to solve vision challenges such as astigmatism, presbyopia and myopia; with a broad collection of spherical, toric and multifocal contact lenses. CooperVision offers contact lenses in a variety of materials including silicone hydrogel Aquaform® technology and phosphorylcholine technology (PC) Technology™. CooperVision also manufactures and markets myopia management and specialty eyecare products which it gained through a series of orthokeratology (ortho-k) and scleral lens acquisitions. CooperVision’s major manufacturing and distribution facilities are located in Belgium, Costa Rica, Hungary, Puerto Rico, the UK and the U.S., with other smaller locations also existing in multiple locations around the world.
CooperSurgical competes in the general health care market with a focus on advancing the health of women, babies and families through a diversified portfolio of products and services. Our fertility portfolio encompasses medical device coverage of the in vitro fertilization (IVF) cycle, egg and sperm donation, and cryopreservation. Our office and surgical platform encompasses more than 600 clinically-relevant medical devices used in gynecology and obstetrics, including contraception and labor & delivery, as well as cord blood and cord tissue storage services. CooperSurgical has established its market presence and distribution system by developing products and acquiring companies, products and services that complement its business model. We categorize CooperSurgical product sales based on the point of health care delivery, which includes products used in medical office and surgical procedures, primarily by Obstetricians/Gynecologists(OB/GYN); and fertility products/equipment and genetic testing services used primarily in fertility clinics and laboratories. CooperSurgical's major manufacturing, cryostorage and distribution facilities are located in Costa Rica, the Netherlands, the United Kingdom and the United States, with other smaller locations also existing in multiple locations around the world.
Conflict Minerals Disclosure
Product Review; Reasonable Country of Origin Inquiry (“RCOI”)
We have determined that Conflict Minerals may be present in our products or in products, components, or materials obtained from suppliers or may be used in the manufacturing processes employed by CooperVision and CooperSurgical. We have further determined that these Conflict Minerals are necessary to the functionality or production of our products.

As required by Rule 13p-1 and Form SD, we have conducted an RCOI to determine whether any of these Conflict Minerals originated from the Democratic Republic of the Congo (the “DRC”) or any adjoining country (collectively, the “Covered Countries”) or was from recycled or scrap sources.
We do not make direct purchases of raw ore or unrefined Conflict Minerals, and because of our size, the breadth and complexity of our products, and our position in the minerals supply chain as a “downstream” purchaser of Conflict Minerals, we rely on our direct suppliers to provide information on the origin of the Conflict Minerals contained in the products, components, and materials supplied to us, including sources of Conflict Minerals that are supplied to them from their upstream suppliers.
As part of our RCOI, we asked our potentially in-scope suppliers to complete the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (the “RMI”). The CMRT includes questions about suppliers’ uses and sourcing of Conflict Minerals, as well as questions about their own due diligence measures.
Due Diligence Process and Results
Following our RCOI, we conducted a due diligence review of the source and chain of custody of any Conflict Minerals identified in our products or in products, components, or materials obtained from suppliers, or may be used in the manufacturing processes.
Third Party Audits
We do not have a direct relationship with any Conflict Mineral smelters or refiners, and we do not perform direct audits of those entities that provide our upstream suppliers with products or materials from Conflict Countries. We rely upon and monitor the development of such global stakeholder initiatives intended to facilitate third party audits and certifications of smelters and refiners, such as the EICC/GeSI Conflict-Free Smelter Program.
Supplier Due Diligence
Both CooperVision and CooperSurgical reviewed their suppliers and identified any direct suppliers of products or materials that may contain Conflict Minerals. Each of these direct suppliers was provided with the CMRT and requested to return responses within a reasonable time. Responses were reviewed to determine whether further engagement was required. Criteria for further engagement included untimely, incomplete, or inconsistent responses. We worked with direct suppliers to obtain revised responses and additional information as needed.
We undertook due diligence measures on the source and chain of custody of any Conflict Minerals identified in products, components, or materials obtained from suppliers that either (1) we had reason to believe may have originated (or where we could not determine whether they originated) from any Covered Countries or (2) that may not have come from (or we could not determine whether they came from) recycled or scrap sources.
Where responses to the diligence process included the names of facilities listed as smelters or refiners, we asked the suppliers to confirm whether the facility received a “conflict-free” designation from the EICC/GeSI Conflict-free Smelter Program or other internationally recognized third-party audit program. In some cases, we also directly confirmed whether a smelter or refiner was conflict-free.
The large majority of the responses received either provided data at a company or divisional level or did not specify the smelters or refiners used for materials supplied to us. Additionally, despite repeated efforts to obtain completed CMRT surveys, a number of suppliers did not respond to requests or were unable to identify the source of any Conflict Minerals. Therefore, we were unable to determine the source of Conflict Minerals provided by direct suppliers who were non-responsive or uncertain about where the Conflict Minerals used in products supplied to the Company may have originated. Cooper continues to work with suppliers throughout its supply chain to improve the completeness of reported information regarding Conflict Minerals.
Results of Diligence Process
Based on the responses that were received, we have determined that the Conflict Minerals present in our products or in products, components, or materials obtained from suppliers or used in our manufacturing processes are either certified to be “DRC Conflict Free” or have been determined to be “DRC Conflict Undeterminable”, as defined in Form SD.

In response to our requests, 76 suppliers identified one or more Conflict Minerals that may be present in products or materials sold to us. All smelter or refiner facilities identified by our direct suppliers as possible sources of these Conflict Minerals were confirmed to be “conflict-free” by supplier declaration and the Responsible Minerals Initiative.

With regard to Conflict Minerals that were reported to be “DRC Conflict Undeterminable”, we are continuing to work with suppliers to make reasonable inquiries to identify the sources of Conflict Minerals in the products they supply.
Design of Conflict Minerals Program
We have designed our Conflict Mineral due diligence program to align with the guidance provided by the Organisation for Economic Co-operation and Development (the “OECD”). The OECD guidance on Conflict Minerals diligence is an internationally recognized framework for identifying the source of Conflict Minerals within the entire mineral supply chain. We have tailored our diligence program to adopt the OECD guidance as it relates to our position in the minerals supply chain as a “downstream” purchaser.
Our Conflict Minerals due diligence includes several elements:
1.Establishment and maintenance of company management systems:
•A cross-functional team, including representatives from the global supply chain management, procurement, research and development, finance, and legal departments for our operating entities, is responsible for the due diligence process.
•We maintain systems of supply chain controls designed to facilitate identification of any smelters and refiners in our supply chain. Controls include use of specific contract provisions, circulation of the CMRT, and other direct engagement with suppliers to learn about, or confirm, their compliance with Rule 13p-1 and to communicate our commitment to refrain from purchasing any products that are not conflict-free.
•Our Code of Conduct requires all of our employees to take a proactive stance in complying with all laws and regulations applicable to us.
•Records relating to our Conflict Minerals program are maintained in accordance with our record retention guidelines.
2.Regular review of supplier materials sourcing and diligence practices to identify supply chain risk.
•Subject matter experts in our global supply chain, procurement and research and development departments regularly review supplier relationships to identify any direct suppliers of products or materials that may contain Conflict Minerals.
•Previously collected information is reviewed for changes and supplier information is updated as we change suppliers or as our suppliers update the goods and products they provide to us.
•We regularly conduct a supply chain survey using the CMRT, requesting direct suppliers identify any possible Conflict Minerals in products or materials they supply to us, including the country of origin and smelters or refiners.
•We follow up with direct suppliers that do not respond to the supply chain survey by a specified date or that have returned incomplete responses to the supply chain survey requesting additional information.
•Through our supplier engagement process, as well as reviewing supplier changes required as part of our quality management system and regulatory compliance processes, we continued to monitor our existing suppliers as to whether any changes in their manufacturing and supply chain would impact our assessment of risks to our supply chain.
3.Processes to mitigate identified risks.

•We review (or ask our suppliers to review) identified smelters and refiners against the list of facilities that have received a “conflict-free” designation from the EICC/GeSI Conflict-free Smelter Program or other internationally recognized third-party audit program.
•In the event that suppliers that are unable to determine whether they are supplying us with products or materials that are not conflict-free, we will encourage establishment of alternative, certified conflict-free sources of Conflict Minerals within a reasonable time frame.
•CooperVision has implemented “no change” provisions in supplier agreements to ensure that changes to materials sourcing cannot be changed without advance knowledge and approval.
4.Annual reporting on supply chain due diligence.
•This report is publicly available on our website at: investor.coopercos.com/corporate-governance
Future Diligence Considerations
We are committed to continual improvement of the due diligence conducted with regard to Conflict Minerals in our products or in products, components, or materials obtained from suppliers. For that purpose we expect to:
•Continue efforts to improve transparency in the upstream chain of custody of Conflict Minerals in our supply chain, including continuing to enhance supplier communication and escalation process to improve due diligence data accuracy.

•Update and refine, as needed, internal policies that specifically address compliance with Rule 13p-1, clearly communicate our policies and expectations to our suppliers, and engage our suppliers to establish an alternative, conflict-free sources of Conflict Minerals as needed.

•Examine our due diligence process, and make improvements where necessary, to ensure complete, accurate, and effective assessment of our suppliers and the products they provide to us. Consider potential systems for automation and enhanced record keeping, and to expand diligence to review sub-suppliers.

•Implement additional “no change” controls in supplier contracts within the organization to ensure suppliers cannot make any changes to materials or sourcing without our knowledge and approval.